Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED APRIL 6, 2021

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 19

DATED MARCH 17, 20201

This Supplement No.1 dated April 6, 2021, supplements the Post-Qualification Offering Circular Amendment No. 19 of RSE Archive, LLC (the “Company”) dated March 17, 2021 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on March 17, 2021 and qualified on March 29, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#01HALO / Series 2001 Xbox Halo: Combat Evolved Video Game” is replaced in its entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee
#01HALO / 2001 Xbox Halo: Combat Evolved Video Game	3/29/2021	2001 Xbox Halo: Combat Evolved (Black Label) Video Game graded Wata 9.4 A+	Purchase Agreement	Upcoming	Q2 2021 or Q3 2021	Q2 2021 or Q3 2021	$6.80	2,000 / 2,500	$13,600 / $17,000	$1,980

DESCRIPTION OF SERIES 2001 XBOX HALO: COMBAT EVOLVED VIDEO GAME

Investment Overview

•Upon completion of the Series #01HALO Offering, Series #01HALO will purchase a 2001 Xbox Halo: Combat Evolved (Black Label) Video Game graded Wata 9.4 A+ as the Underlying Asset for Series #01HALO (The “Series 2001 Xbox Halo: Combat Evolved Video Game” or the “Underlying Asset” with respect to Series #01HALO, as applicable), the specifications of which are set forth below.

•The Xbox was released by Microsoft in 2001 as the first-generation console of the Xbox console series, selling around 24 million units from 2001 to 2005.

•Bungie Software is a game development studio founded in 1991. Bungie was acquired by Microsoft in June 2000, afterwards producing Halo: Combat Evolved for the Xbox console.

•The Underlying Asset is a 2001 Xbox Halo: Combat Evolved (Black Label) Video Game graded Wata 9.4 A+.

Asset Description

Overview & Authentication

•Microsoft is a technology company founded in 1975 by Bill Gates and Paul Allen. As of March 4, 2021 Microsoft has a market cap. of more than $1.5 trillion, with significant revenue in a variety of sectors including Cloud Services (Azure), Social Media (LinkedIn), and Video Games (Xbox franchise).

•Halo: Combat Evolved is a first-person shooter video game developed by Bungie and released by Microsoft as the flagship game for its new Xbox console in 2001.

•Halo: Combat Evolved was exclusive to the Xbox and set record sales of more than 1 million copies sold in the first few months after its release.

•The Halo franchise continues to enjoy commercial success today, having sold over 80 million copies worldwide over two decades, and is also set for a Showtime-produced TV show to be released in 2022.

•The Underlying Asset has been issued a grade of 9.4 A+ by Wata with certification number 579297-001.

Notable Features

•The Underlying Asset is a 2001 Xbox Halo: Combat Evolved (Black Label) Video Game graded Wata 9.4 A+.

•The Underlying Asset is 1 of 4 “Black Label” examples graded 9.4 by Wata with 12 graded higher.

•The Underlying Asset is a “Black Label” variant of Halo: Combat Evolved, which means it was one of the earliest printed versions of the game.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from Wata Games.

Details

Series 2001 Xbox Halo: Combat Evolved Video Game
Game	Halo: Combat Evolved
System	Xbox
Manufacturer	Microsoft
Production Year	2001
Box Variant	Black Label
Rarity	1 of 4 (Wata 9.4)
Authentication	Wata Games
Box Grade	9.4
Seal Rating	A+
Certification No.	579297-001

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2001 Xbox Halo: Combat Evolved Video Game going forward.